UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                       SCHEDULE 13D/A-2

          Under the Securities Exchange Act of 1934

                 TOREADOR ROYALTY CORPORATION


                COMMON STOCK $0.15625 PAR VALUE

                           891041 10 5
                          (Cusip Number)


      PETER L. FALB, 33 BROAD STREET, BOSTON, MA  02109

       Telephone: (617) 742-0666; Facsimile (617) 742-2304

   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                           May 5, 1995
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement
[ ].




















CUSIP No.  891041 10 5

1.        Name of Reporting Person/S.S. or I.R.S. Identification
          No. of Above Person

          PETER LAWRENCE FALB         ###-##-####

2.        Check the appropriate box if a member of a group

          (a) [ ]
          (b) [X]

3.        SEC Use Only

4.        Source of Funds

          PF

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
          [ ]

6.        Citizenship or Place of Organization

          USA

7.        Sole Voting Power

          111,000

8.        Shared Voting Power

          729,500

9.        Sole Dispositive Power

          111,000

10.       Shared Dispositive Power

          729,500

11. Aggregate amount beneficially owned by each reporting person

          840,500

12. Check box if the aggregate amount in Row (11) excludes certain shares
          [ ]

13.       Percent of class represented by amount in Row (11)

          15.71%

14.       Type of Reporting Person

          IN

                        Page 2 of 8 Pages
CUSIP No.  891041 10 5

1.        Name of Reporting Person/S.S. or I.R.S. Identification
          No. of Above Person

          EDWARD NATHAN DANE          ###-##-####

2.        Check the appropriate box if a member of a group

          (a) [ ]
          (b) [X]

3.        SEC Use Only

4.        Source of Funds

          00

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
          [ ]

6.        Citizenship or Place of Organization

          USA

7.        Sole Voting Power

          0

8.        Shared Voting Power

          729,500

9.        Sole Dispositive Power

          0

10.       Shared Dispositive Power

          729,500

11. Aggregate amount beneficially owned by each reporting person

          729,500

12. Check box if the aggregate amount in Row (11) excludes certain shares
          [ ]

13.       Percent of class represented by amount in Row (11)

          13.64%

14.       Type of Reporting Person

          IN
                        Page 3 of 8 Pages

CUSIP No.  891041 10 5

1.        Name of Reporting Person/S.S. or I.R.S. Identification
          No. of Above Person

          FIRETHORN I LIMITED PARTNERSHIP         04-3064184

2.        Check the appropriate box if a member of a group

          (a) [ ]
          (b) [X]

3.        SEC Use Only

4.        Source of Funds

          00

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
          [ ]

6.        Citizenship or Place of Organization

          MASSACHUSETTS

7.        Sole Voting Power

          187,000

8.        Shared Voting Power

          0

9.        Sole Dispositive Power

          187,000

10.       Shared Dispositive Power

          0

11. Aggregate amount beneficially owned by each reporting person

          187,000

12. Check box if the aggregate amount in Row (11) excludes certain shares
          [ ]

13.       Percent of class represented by amount in Row (11)

          3.5%

14.       Type of Reporting Person

          PN

                        Page 4 of 8 Pages
CUSIP No.  891041 10 5

1.        Name of Reporting Person/S.S. or I.R.S. Identification
          No. of Above Person

          DANE, FALB, STONE & CO., INC.         04-2622331

2.        Check the appropriate box if a member of a group

          (a) [ ]
          (b) [X]

3.        SEC Use Only

4.        Source of Funds

          00

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
          [ ]

6.        Citizenship or Place of Organization

          MASSACHUSETTS

7.        Sole Voting Power

          541,700

8.        Shared Voting Power

          800

9.        Sole Dispositive Power

          541,700

10.       Shared Dispositive Power

          800

11. Aggregate amount beneficially owned by each reporting person

          542,500

12. Check box if the aggregate amount in Row (11) excludes certain shares
          [ ]

13.       Percent of class represented by amount in Row (11)

          10.14%

14.       Type of Reporting Person

          IA
                        Page 5 of 8 Pages

CUSIP No.  891041 10 5

     The Schedule 13D previoiusly filed by the undersigned (the "Reporting Persons") with respect to the Common Stock, $.15625 par value, of Toreador Royalty Corporation (the "issuer") is hereby amended as follows:

            Item 4     Purpose of Transaction:
                       Item 4 is hereby supplemented as follows:

                       On May 5, 1995 it became clear to the reporting persons that the efforts of the Reporting Persons' Counsel and Company Counsel to cause the issuer to address satisfactorily the concerns expressed by the reporting persons had failed. This conclusion was based upon among other things an opportunity to fully review and reflect on the Company Proxy Statement (as defined below) and the issuer's May 1, 1995 letter and the status of communications among the reporting persons, the issuer and their respective counsel. Accordingly, the reporting persons have constituted themselves as a committee the goal of which is to maximize shareholder value (the "Committee").

                       The Committee believes that the issuer's management and management policies should be subject to independent and objective review and that new directors are required, bringing a fresh and open perspective to the direction of the issuer. In particular, the Committee believes that: (1) the issuer's selling, general and administrative expenses should be reduced; (2) management compensation should be tied to increasing shareholder value (beyond the current use of stock options); (3) the issuer should adopt an appropriate share repurchase program while also continuing to invest in its business; (4) the issuer's "poison pill" and other director and management entrenching devices should be rescinded; and (5) all members of the issuer's Board should have a significant cash investment in the issuer's common stock (as opposed to holding principally stock options as is the case with certain current Directors of the issuer).

                       The Committee on May 5, 1995 filed with the Commission a preliminary proxy statement and related solicitation materials (the "Committee Proxy Statement") with respect to the issuer's May 18, 1995 Annual Meeting in opposition to those previously distributed by the issuer's board of directors (the "Company Proxy Statement"). In particular, the Committee intends to seek the election of five nominees (the "Committee Nominees") to the issuer's board of directors and a vote against the proposal to approve the additional Non-Employee Director Stock Option Plan set forth in the Company Proxy Statement. The Committee Nominees are Peter L. Falb, Edward Nathan Dane, Theodore Johnson, Paul R. Farago and Edward J. Stewart III. If elected, the Committee Nominees presently intend to conduct an in-depth review of management and, where appropriate, to retain the services of key executive
                                        Page 6 of 7 Pages
                       and operating personnel.  To the extent practicable,
                       the Committee desires to be able, through the election of its slate, to direct the policies of the Board of Directors of the issuer with the least possible disruption to the issuer's business and employees.
                       None of the Committee has any current intention of making a proposal with respect to any merger or similar transaction involving the issuer.

                       The Committee Proxy Statement is being distributed as promptly as practicable and the Committee's definitive proxy statment will be distributed promptly in accordance with and subject to Commission rules.




















                             Page 7 of 8 Pages


























CUSIP No.  891041 10 5


                            SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 8, 1995                 Peter L. Falb

May 8, 1995                 Edward Nathan Dane

                            DANE, FALB, STONE & CO., INC.

May 8, 1995                 By: Peter L. Falb, Treasurer

May 8, 1995                 By: Edward Nathan Dane, President

May 8, 1995                 By: FIRETHORN II LIMITED PARTNERSHIP,
                                  its general partner

May 8, 1995                 By: EAGLEROCK CORPORATION, its
                                  general partner

May 8, 1995                 By: Peter L. Falb, Treasurer

May 8, 1995                 By: Edward Nathan Dane, President













                        Page 8 of 8 Pages